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Exhibit (a)(5)(vii)

No. LWJ12893D

ALASKA LABORERS EMPLOYERS	IN THE COUNTY COURT
RETIREMENT FUND, Derivatively on Behalf
of 7-ELEVEN, INC.	AT LAW NO. 2
Plaintiff,	DALLAS COUNTY, TEXAS
vs.

SEVEN-ELEVEN JAPAN CO., LTD., IYG
HOLDING COMPANY, TOSHIFUMI
SUZUKI, YOSHITAMI ARAI, MASAAKI
ASAKURA, JAY W. CHAI, R. RANDOLPH
DEVENING, GARY J. FERNANDES,
MASAAKI KAMATA, JAMES W. KEYES,
KAZUO OTSUKA,
Defendants,
- and -
7-ELEVEN, INC., a Texas corporation,
Nominal Defendant.

SHAREHOLDER DERIVATIVE PETITION FOR BREACH OF FIDUCIARY DUTY

Plaintiff, by its attorneys, alleges as follows:

INTRODUCTION

        1.     Pursuant to Rule 190.1 of the Texas Rules of Civil Procedure, plaintiff would show that discovery is intended to be conducted under Level 3 of this rule due to the complexity of this case.

        2.     This is a stockholder derivative action on behalf of 7-Eleven Inc. ("7-Eleven" or the "Company")1 against 7-Eleven's Board of Directors, certain of the Company's top officers and its controlling shareholder for breaches of fiduciary duty arising out of defendants' efforts to divert 7-Eleven's valuable U.S. franchise to Seven-Eleven Japan, Co., Ltd. ("Seven-Eleven Japan") via a $32.50 per share Tender Offer and subsequent short form merger (the "Tender Offer"). Although 7-Eleven shares currently trade for almost $36.00 per share, the Company's majority shareholder, Seven-Eleven Japan 10., Ltd., together with its wholly-owned subsidiary IYG Holding Company (collectively, "7-Eleven Japan") is attempting to abuse its position of control by unlawfully "squeezing out" 7-Eleven's public shareholders pursuant to false and misleading Tender Offer materials.2

        3.     As the beneficial owner of over 75% of the equity of the Company, 7-Eleven Japan dominates the 7-Eleven Board by having at least six remaining designees on the 7-Eleven Board and by using its approximate 75% equity interest to compel 7-Eleven's directors to comply with its demands, including 7-Eleven Japan's directives during the Summer of 2005 to provide 7-Eleven Japan with confidential internal 7-Eleven corporate data. 7-Eleven Japan demanded and the Individual Defendants acquiesced in providing 7-Eleven Japan with material internal information concerning 7-Eleven's performance (which information is being concealed from the minority shareholders) for the sole purpose of advancing 7-Eleven Japan's interest without regard or concern for the interests of 7-Eleven, including the assumptions and calculations underlying the Company's revenue and EPS estimates for years 2005-2010. In addition to failing to disclose important operational data, defendants have also actively concealed detailed financial data about the actual value of the Company's real estate holdings from all of 7-Eleven's shareholders other than 7-Eleven Japan. Although the Tender Offer is not in the best interest of 7-Eleven or its public shareholders, each of the defendants has agreed to acquiesce and/or participate in the wrongful conduct because they are directly controlled by 7-Eleven's 75% owner, 7-Eleven Japan. In fact, plaintiff is advised that even when a demand was made upon the Individual Defendants pursuant to Tex Bus. Corp. Act art. 5.14(c) to act in the best interests of the 7-Eleven and take immediate steps to stop 7-Eleven Japan's efforts to harm 7-Eleven and its pubic shareholders by, among other things, consummating the Tender Offer, the Individual Defendants failed to not only take immediate steps to stop this wrongdoing, they refused to even respond to the demand. And, defendants now appear to be engaged in an attempt to deflect attention away from their preferential treatment of 7-Eleven Japan by claiming that certain directors have recommended against the Tender Offer, when in fact defendants continue to work towards endorsing a squeeze-out of 7-Eleven's shareholders at approximately $36.00 per share.

        4.     Defendants have concocted this plan in order to enhance the profitability of 7-Eleven Japan, obtain personal benefits for themselves therefrom, and/or promised financial payments for participating in or endorsing the sale of 7-Eleven to 7-Eleven Japan. If defendants' efforts are successful, 7-Eleven will lose: (i) control of its own assets; (ii) access to the public capital markets; and (iii) its identity as a

7-Eleven is the world's largest convenience store brand with over 27,500 stores worldwide. 7-Eleven has over 5,800 owned or franchised U.S. and Canadian stores, and over 22,500 licensed stores across the globe. 7-Eleven stores generated over $40 billion worldwide in sales in 2004.

2
7-Eleven Japan's offer is approximately $100 million less than the current trading price for the Company's shares.

distinctly American corporation. Each of these factors have played a material role in the Company's success. Defendants' misconduct in connection with Tender Offer has also already resulted in numerous lawsuits against the Company, exposing it to hundreds of millions of dollars of liability. Once privatized and digested by 7-Eleven Japan, 7-Eleven will lose its identity as an "American company" and no longer have access to the public markets and the capital which enabled the Company to grow and perform as it has to date.

        5.     In connection with defendants' current efforts to term 7-Eleven's status as a public Company, defendants Suzuki, Asakura, Kamata and Otsuka have attempted to concoct an explanation as to why the Tender Offer was beneficial to 7-Eleven and its public shareholders. 7-Eleven Japan and defendants Suzuki, Asakura, Kamata and Otsuka have stated that in the "short term" they expected "lower growth and lower profitability" for 7-Eleven, i.e. 7-Eleven Japan was doing the minority shareholders a favor by eliminating their interest in 7-Eleven for $32.50/share. Nothing could be further from the truth. Defendants' own previous statements undermine defendants' more recent statements about the desirability of the proposed offer, as does 7-Eleven's own results for August 2005 which were publicly disclosed on September 13, 2005, but provided to 7-Eleven Japan prior thereto. 7-Eleven's August 2005 performance further confirms the Company's prior statements of steady growth and stand in stark contrast to, and severely undermine, the defendants' impromptu rationale for the squeeze-out 7-Eleven's public shareholders of via 7-Eleven Japan's Tender Offer.

        6.     The Individual Defendants' unlawful plan to usurp 7-Eleven's valuable assets and its unique corporate franchise by squeezing out 7-Eleven's public stockholders is in direct breach of defendants' fiduciary duties of loyalty, due care, independence, good faith and fair dealing as directors and/or a controlling shareholders of 7-Eleven. Specifically, the Individual Defendants' divided loyalties have disabled them from taking reasonable steps required of them to protect the Company from its controlling/dominating shareholder, 7-Eleven Japan.

        7.     The Individual Defendants' decisions to participate in and/or acquiesce to the Tender Offer have caused, and will continue to cause, irreparable harm to 7-Eleven that can only be prevented by immediate judicial intervention. Absent an injunction, defendants will have successfully extinguished 7-Eleven as a public Company for the benefit of 7-Eleven Japan. Absent immediate judicial intervention, the defendants will terminate 7-Eleven's status as a public Company via a Tender Offer that was designed to benefit 7-Eleven Japan and certain of the Individual Defendants who have actively participated in the wrongdoing alleged herein. By abusing their power as directors, officers and/or a controlling shareholder of 7-Eleven, the defendants are subverting the interests of the Company in order to aggrandize their own interests and those of 7-Eleven Japan. Plaintiff, on behalf of the Company, seeks to enjoin defendants efforts to terminate 7-Eleven's status as a public company pursuant to the unfair process engaged in by defendants and the related acts complained of herein.

JURISDICTION AND VENUE

        8.     This Court has jurisdiction over Nominal Defendant 7-Eleven because 7-Eleven conducts business in and is incorporated in Texas. Nominal Defendant 7-Eleven is a citizen of Texas and has its principal place of business at 2711 North Haskell Avenue, Dallas, Texas. Likewise, certain of the Individual Defendants, including defendants Asakura and Keyes, are citizens of Texas. This action is not removable. Venue is proper in this Court because the conduct at issue took place and had an effect in this County. A demand was made pursuant to Tex. Bus. Corp. Act art. §5.14. A true and correct copy of the demand is attached hereto as Ex. A. Plaintiff is advised that no response has been made to said demand. Defendants Suzuki, Arai, Asakura, Chai, Devening, Fernandes, Kamata, Keyes and Otsuka controlled the Company's actions both prior to and after said statutory demand was made. Despite said demand, each of the defendants have failed to take any action in response thereto, notwithstanding the fact that 7-Eleven Japan stated that it initially intended to close the Tender Offer on or about October 3, 2005 and now intends to do so on October 18, 2005.

THE PARTIES

        9.     Plaintiff Alaska Laborers Employers Retirement Fund ("Plaintiff") is, and at all times relevant hereto was, a shareholder of 7-Eleven. Plaintiff is a multi-employer pension plan established for the benefit of hundreds of Laborers and their families located primarily in the State of Alaska.

        10.   Nominal Party 7-Eleven engages in operating, franchising and licensing convenience store chains primarily in the United States and Canada. The Company was incorporated in 1961. The Company was formerly known as The Southland Corporation and changed its name to 7-Eleven, Inc. in 1999. The Company's stores offer various products, including tobacco, beverages, beer/wine, candy/snacks, nonfoods, fresh foods, dairy, gasoline, and others. In addition, the Company's stores provide ATM services to its customers. As of December 31, 2004, it operated approximately 5,300 ATM's in its United States stores and approximately 500 ATM's in its Canada stores. The Company and its franchisees operated approximately 5,800 7-Eleven and other convenience stores in the United States and Canada, as of March 31, 2005. Area licensees, or their franchisees, and affiliates operated approximately 22,000 additional 7-Eleven convenience stores in the United States, 15 other countries, and in the U.S. territories of Guam and Puerto Rico, as of December 31, 2004. 7-Eleven can be served at 2711 North Haskell Dallas, Dallas, TX 75219.

        11.   Defendant Seven-Eleven Japan is incorporated in Japan and the majority and controlling shareholder of 7-Eleven. 7-Eleven Japan, directly owns and/or controls approximately 98.3 million fully-diluted shares of 7-Eleven, or more than 75% of the outstanding equity shares of the Company. Seven-Eleven Japan's principal place of business is 8-8 Nibancho, Chiyoda-ku, Tokyo 102-8452, Japan. Seven-Eleven Japan can be served at 8-8 Nibancho, Chiyoda-Ku, TKY 102-8455, Japan.

        12.   Defendant IYG Holding Company ("IYGHC") is incorporated in Delaware and is a wholly owned subsidiary of Seven-Eleven Japan. IYGHC was created for the sole purpose of consummating a tender offer by Seven-Eleven Japan for all of the outstanding shares of common stock of 7-Eleven that Seven-Eleven Japan does not already own. Seven-Eleven Japan, directly and through IYGHC, owns approximately 75% of the outstanding equity of the 7-Eleven. IYGHC can be served at 8-8 Nibancho, Chiyoda-Ku, TKY 102-8455, Japan.

        13.   Defendant Toshifumi Suzuki ("Suzuki") is the Chairman of the Board of the Company, and Chairman of the Board and Chief Executive Officer of 7-Eleven Japan, Ito-Yokado Co., Ltd. ("Ito-Yokado") and Seven & I Holdings Co., Ltd. Suzuki, as a result of his executive position at 7-Eleven Japan and shareholdings therein, seeks to personally derive millions of dollars of benefits via the consummation of the Tender Offer. Suzuki can be served at 8-8 Nibancho, Chiyoda-Ku, TKY 102-8455 Japan.

        14.   Defendant Yoshitami Arai ("Arai") is a director of the Company. Arai was handpicked by 7-Eleven Japan to serve on the Board as part of a stock purchase agreement entered into in connection with the Company's prepackaged bankruptcy in 1990. Arai has been beholden to and controlled by 7-Eleven Japan ever since. Arai can be served at 8-8 Nibancho, Chiyoda-Ku, TKY 102-8455 Japan.

        15.   Defendant Masaaki Asakura ("Asakura") is Senior Vice President and a director of the Company, as well as the General Manager and Liaison, Planning Department for 7-Eleven Japan. By ensuring the completion of 7-Eleven Japan's "squeeze out" of the Company, Asakura, as a result of his executive position at 7-Eleven Japan and shareholdings therein, seeks to personally derive millions of dollars of benefits via the consummation of the Tender Offer. Asakura can be served at 2711 North Haskell, Dallas, TX 75219.

        16.   Defendant Jay W. Chai ("Chai") is a director of the Company. Chai was handpicked by 7-Eleven Japan to serve on the Board as part of a stock purchase agreement entered into in connection with the Company's prepackaged bankruptcy in 1990. Chai has been beholden to and controlled by 7-Eleven Japan ever since. Chai can be served at 15 Bayberry Lane, Greenwich, CT 75219.

        17.   Defendant R. Randolph Devening ("Devening") is a director of the Company. Devening can be served at 1605 Westminster Place, Oklahoma City, OK 73120.

        18.   Defendant Gary J. Fernandes ("Fernandes") is a director of the Company. Fernandes was handpicked by 7-Eleven Japan following the Company's emergence from a prepackaged bankruptcy and has been beholden to and controlled by 7-Eleven Japan ever since. Fernandes has longstanding affiliations with Citigroup and its affiliates, including Nikko Citigroup Ltd. and/or Citigroup Global Markets Inc., which are acting as financial advisor to 7-Eleven Japan in connection with the Tender Offer. For example, Fernandes is a director of Computer Associates and Blockbuster, which have each regularly retained Citigroup for corporate financing purposes—notably, twice in the past year. Citigroup was retained to assist Computer Associates, under Fernandes' directorship, on November 18, 2004 to sell $1 billion worth of Computer Associates' notes, for which Citigroup was paid tens of millions of dollars. Similarly, under his directorship at Blockbuster, Blockbuster entered into an Amended and Restated Commitment Letter, dated as of February 2, 2005, by and among Blockbuster Inc., and Citicorp North America, Inc. and Citigroup Global Markets Inc., where, again, Citigroup stands to receive millions of dollars in fees. Fernandes can be served at 3535 Gillespie, Unit 604, Dallas, TX 75219.

        19.   Defendant Masaaki Kamata ("Kamata") is a director of the Company, as well as Vice Chairman and a director of 7-Eleven Japan. By ensuring the completion of 7-Eleven Japan's "squeeze out" of the Company, Kamata, as a result of his executive position with 7-Eleven Japan and shareholdings therein seeks to personally derive millions of dollars of benefits via the consummation of the Tender Offer. Kamata can be served at 8-8 Nibancho, Chiyoda-Ku, TKY 102-8455, Japan.

        20.   Defendant James W. Keyes ("Keyes") is the President, Chief Executive Officer and a director of the Company. Keyes, by facilitating and working with 7-Eleven Japan to facilitate the Tender Offer has positioned himself to not only obtain a prestigious position within 7-Eleven Japan, but also a profit from the usurpation of benefits taken by 7-Eleven Japan from 7-Eleven. Keyes can be served at 2711 North Haskell, Dallas, TX 75219.

        21.   Defendant Kazuo Otsuka ("Otsuka") is a director of the Company as well as the General Manager, Corporate Development of Ito-Yokado, where Otsuka works alongside defendant Suzuki. Ito-Yakodo is the parent company of 7-Eleven Japan. Otsuka can be served at 8-8 Nibancho, Chiyoda-Ku, TKY 102-8455, Japan.

        22.   The defendants named in ¶¶13-21 above are sometimes collectively referred to herein as the "Individual Defendants."

        23.   The Individual Defendants, because of their positions of control and authority as directors or officers of 7-Eleven, were able to and did, directly and indirectly, control the wrongful acts complained of herein, including the transfer of confidential internal 7-Eleven data to 7-Eleven Japan for the purpose of facilitating the Tender Offer. Because of their advisory, executive, managerial, and directorial positions with 7-Eleven, each of the defendants had access to material positive non-public information about the financial condition, operations and future business prospects of 7-Eleven, and facilitated its transfer to 7-Eleven Japan to enable 7-Eleven Japan to use this confidential internal 7-Eleven data to usurp 7-Eleven's independence and its valuable corporate franchise for the benefit of 7-Eleven Japan.

        24.   At all material times hereto, each of the Individual Defendants was the agent of each of the other Individual Defendants, and/or 7-Eleven Japan and was at all times acting within the course and scope of said agency.

        25.   To discharge their duties, the officers and directors of 7-Eleven were required to exercise reasonable and prudent supervision over the management, policies, practices and controls of the financial affairs of 7-Eleven. By virtue of such duties, the officers and directors of 7-Eleven were required, among other things, to:

          (a)   manage, conduct, supervise and direct the business affairs of 7-Eleven in accordance with applicable the laws, rules and regulations and the charter and bylaws of 7-Eleven;

          (b)   take reasonable steps to thwart efforts by 7-Eleven Japan or others to usurp 7-Eleven's assets or corporate benefits;

          (c)   neither violate nor knowingly permit any officer, director or employee of 7-Eleven to violate applicable federal laws, rules and regulations and state law;

          (d)   establish a mechanism to ensure that 7-Eleven and its assets were managed prudently and responsibly and that neither the defendants nor 7-Eleven Japan used their control over 7-Eleven to obtain any personal benefit for themselves; and

          (e)   refrain from using their status as directors and/or controlling shareholders to the detriment of the Company and its shareholders.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

        26.   In committing the wrongful acts alleged herein, the defendants have pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Individual Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

        27.   During all relevant times hereto, the defendants, and each of them, initiated a course of conduct which was designed to and did: (i) hide/conceal positive information concerning the Company and make false negative representations concerning the Company in furtherance of defendants' scheme to divest 7-Eleven of its valuable corporate franchise; and (ii) enable the Individual Defendants to obtain substantial personal benefits.

        28.   Each of the defendants herein also aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The defendants' acts, including those of or on behalf of 7-Eleven Japan, of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

BACKGROUND TO THE PROPOSED ACQUISITION

        29.   7-Eleven was incorporated in 1961. After years of hard work and investment, this American landmark became the world's largest convenience store brand with over 27,500 stores worldwide. In fact, three decades after it opened its doors, 7-Eleven has over 5,800 owned or franchised U.S. and Canadian stores, and over 22,500 licensed stores across the globe. 7-Eleven now generates over $40 billion worldwide in sales annually.

        30.   In 1990, 7-Eleven, formerly Southland Corp., filed for protection under the U.S. Bankruptcy laws. In 1991, Seven-Eleven Japan and Ito-Yokado became major shareholders in 7-Eleven.3

        31.   On September 17, 2003, Seven-Eleven Japan purchased approximately 3.2 million shares of 7-Eleven stock at $12.30 per share for a total cost of almost $40 million.

        32.   In late 2004, defendants realized that the Company was on the verge of realizing explosive growth far beyond what the market had expected. This growth potential was dramatically increased with the easing of restrictions on foreign franchises in China. The Individual Defendants and 7-Eleven Japan knew that by privatizing the Company prior to reporting this strong growth the defendants could eliminate 7-Eleven's status as a public company and could substantially increase their individual wealth.

        3 In 2005, in preparation for the Tender Offer, Ito-Yokado transferred its entire equity stake in 7-Eleven - approximately 75% - to 7-Eleven Japan. By January 2005, 7-Eleven Japan owned, directly and through its 100% ownership interest in IYGHC, approximately 72.7% of the outstanding shares of the Company's common stock. In addition, 7-Eleven Japan owned all of the outstanding 4.5% Convertible Quarterly Income Debt Securities due 2010 of the Company (the "QUIDS"), which are convertible into shares of Company common stock. 7-Eleven Japan owns, directly and through its 100% ownership interest in IYGHC, approximately 75.7% of the equity of 7-Eleven. 7-Eleven Japan exerts control over 7-Eleven through its equity ownership and its direct control over the selection and/or retention of each 7-Eleven director, each of whom is, in fact, beholden to Seven-Eleven Japan.

        33.   On January 29, 2004, CNN's David Haffenreffer conducted an interview with 7-Eleven President and CEO, James Keyes, in which the following statements were made:

  HAFFENREFFER: Sales of Slurpees helped boost 7-Eleven's bottom line. The world's largest convenience chain owner posted a fourth quarter operating profit of five cents a share, in line with the Street's estimate and three cents better than a year ago. Revenues for the full year jumped to a record $10.9 billion. Shares of the company have been on a tear gaining 114 percent over the past 12 months. Joining me now from Dallas is 7-Eleven President and CEO Jim Keyes. Hi, Jim.

  KEYES: Hi, David.

  HAFFENREFFER: How are you?

  KEYES: I'm doing great here in Dallas.

  HAFFENREFFER: What's behind the growth that you saw in the quarter?

  KEYES: We had a number off new items and a lot of things working in our behalf. One of the most exciting opportunities we had during the quarter was our coffee business. We introduced a new line of additives, if you will, new spices and flavors to spice up our do it yourself morning coffee and enjoyed double digit growth in the coffee side of the business. A number of other new items really helped to spur the growth. So we had a pretty good quarter.

  HAFFENREFFER: When you spruce up the coffee department, does that mean your market research told you that people were coming in for some things but getting their coffee elsewhere?

  KEYES: Our coffee business actually has been growing. With the proliferation of Starbucks and all of the coffee houses across the country, we were afraid that we'd lose some of our coffee business to those other competitors. So we added a little bit of flavor and a little bit of spice to our coffee in the morning, and actually saw coffee sales respond quite favorably. We've got a great value and a very good quality for 7-Eleven coffee.

  HAFFENREFFER: What are you trying to make 7-Eleven into? Is it sort of a one-stop convenience shop for people?

  KEYES: You know, we think of ourselves as being the inventors of convenience almost a little over 75 years ago, but we've really had to change the chain. We evolved into a beer and beef jerky kind of place. But today the convenience needs of our customers are very different. So the most exciting development now all over the world is fresh foods for 7-Eleven. We have portable, high-quality fresh foods that are really driving our business.

  HAFFENREFFER: And not too long ago we were reporting that you all were getting into the beer business as well. You were going to be branding your own beer. Is that already on the shelves and if yes, how's it doing?

  KEYES: Exactly. We have Santiago beer. What we discovered, David is that the imports section was growing with tremendous numbers. We were having 18 to 20 percent increases, but the beer is actually very expensive. So we tried to offer our customer a better value and a better flavor with our private label beer. Santiago has ended up being a good performer on a regional basis. It actually surprised us. Its greatest strength turned out to be in the northeast versus the southwest where we expected it to be stronger. So it's a great opportunity. Private label is a terrific opportunity for 7-Eleven because of our size and our scale.

  HAFFENREFFER: On the subject of geography, it looks like you're moving into China. That seems to be a big fad these days. Tell me about the first stores on schedule to open up in that country.

  KEYES: You know, we've actually been in China for a while now. We moved from Hong Kong and we have over 400 stores across the border into the Guangdong province and to Shenzen (ph). We have about 150 stores operating quite well there. What you've been reading lately is a very exciting opportunity as we partner with our largest licensee, 7-Eleven Japan, who will be the new licensee in Beijing. And if you can imagine, we have almost 4,000 stores in the country of Taiwan. So the opportunity that China represents for us is terrific in places like Beijing or eventually perhaps Shanghai or some of the other provinces.

  HAFFENREFFER: What kind of growth could you see in these areas and how culturally does it fit in with life in China?

  KEYES: You know, it's a perfect fit with the very busy and density of the populations in Asia. I mentioned 4,000 stores in Taiwan. We have now over 10,000 stores, if you can imagine, in Japan and we're only in about 80 percent of the prefectures there. So the convenience store concept and in particular 7-Eleven, which is the most popular of convenience stores in Asia, fits very well into the busy, lifestyle and we think in China, the opportunities are tremendous, because, of course, of both the density and the huge growth in population in China. Really excited about the future.

  HAFFENREFFER: You are 50 percent owned by, more than 50 percent owned by a Japanese retailer called Ito Yokato (ph). There have been some reports recently that you all were thinking about buying out their stake but you came out with a denial on that front and you can confirm that denial today?

  KEYES: I can confirm that denial, yes. There's a little bit of a miscue in a recent interview. It's actually a very very synergistic relationship. Ito Yokato is actually the parent company of the holding company of 7-Eleven Japan, our largest licensee. We have partnered with them for as many as 30 years and a number of years ago, about 10 in fact, they invested in 7-Eleven Inc. to become even greater partners. But at the time a majority interest in our stock, but we are still very much a New York Stock Exchange company. We're doing quite well. What I was referencing is our desire to be a stand-alone investment grade company, even without the help from our largest shareholder. And so we don't have any plans to buy back shares at this point. We are very excited about the opportunities to continue improving our capital structure as we go forward.

  HAFFENREFFER: Wall Street seems to be a fan as your stock performance has been stellar. Jim Keyes, thank you, for being with us.

        34.   On February 28, 2005, Seven-Eleven Japan purchased more than 3.3 million shares of 7-Eleven at $24 per share, for a total of approximately $80 million.

        35.   Between May and June 2005, 7-Eleven Japan prepared to take 7-Eleven private by, among other things, conferring with the Individual Defendants, including counsel, forming a holding company, and engaging a financial advisor. 7-Eleven Japan worked with the Individual Defendants (each of whom it controls) to obtain proprietary, internal 7-Eleven data, including the Company's internal operating data, financial information and projections. However, as the demand for and price of the Company's shares increased, the defendants saw their prospects for taking 7-Eleven private diminish.

        36.   On July 11, 2005, Bloomberg issued a press release entitled "7-Eleven Shares Surge to 11 1/2 Year High on Sales Increase." The release stated:

          Shares of 7-Eleven Inc., the largest U.S. operator of convenience stores, surged to their highest level in 11 1/2 years after it reported June merchandise sales at stores open at least a year climbed 5.9 percent.

          Gasoline sales rose 13 percent, helped by higher prices, Dallas-based 7-Eleven said today in a statement. 7-Eleven's total sales for June rose 9.1 percent to $1.15 billion.

          Profit rose fivefold to $20.9 million in the fiscal first-quarter, boosted by sales of fresh food and beverages, the company said on April 26. Revenue rose 8.7 percent to $2.98 billion.

          Shares of 7-Eleven jumped $2.07, or 6.6 percent, to $33.42 at 4:01 p.m. in New York Stock Exchange composite trading. Before today, they had surged 86 percent in the past year.

* * *

          The June same-store merchandise sales gain came on top of a 5.5 percent increase a year ago. Average gallons of gasoline sold per store increased 4.1 percent.

          The average price of gasoline during the month was $2.19 a gallon compared with $2.01 last year.

        37.   As the truth regarding the Company's financial status and prospects seeped into the market, 7-Eleven's shares surged to prices it had not seen in more than a decade. This alarmed defendants as they realized that their effort to squeeze out 7-Eleven shareholders or terminate 7-Eleven's status as a public company were being jeopardized by 7-Eleven's "solid" performance and improving operations.

        38.   On July 27, 2005, CNBC's Ted David conducted an interview with Jim Keyes, 7-Eleven's President and CEO, wherein Keyes stated:

  DAVID: Your thoughts on the numbers here?

  KEYES: We had a pretty good—a very solid quarter, I guess is the way I would describe it. It represents a continuation now, our 35th consecutive quarter of improved same-store sales. So good solid numbers.

  DAVID: You improved merchandise gross profit 8 percent. How do you do that?

  KEYES: We have been working for quite some time on improving our product mix, having products that contribute more to the overall gross profit margin, and by continuing to work on the efficiencies in our system, driving down our costs of goods. And it continues to pay off.

  DAVID: Guidance is reaffirmed, yes?

  KEYES: Yes, it is, for the year.

* * *

  DAVID: Your stock has doubled in the last 52 weeks roughly from 15 to 35, is that sustainable?

  KEYES: Well, we think that it represents a continued improvement in our fundamentals. Our same-store sales has continued on quite a long trajectory, as you know. And our consistent delivery of improved operating earnings, quarter by quarter, over a number of quarters now, I think has given more confidence to our investors and has driven the stock based on fundamentals.

        39.   Based on 7-Eleven's solid success and on Keyes' comments, the price of the Company's shares increased an additional 3%.

        40.   Between July and the end of August 2005, 7-Eleven's share price declined 20% on rumors that rapidly escalating gas prices would impact 7-Eleven's sales and earnings. These rumors were false. In fact, 7-Eleven had a long track record of producing strong operating results during rising gas environments. Nevertheless, 7-Eleven Japan saw this as an opportunity and sought to take advantage of the temporary dip in the price of 7-Eleven stock. The Individual Defendants worked with 7-Eleven Japan to provide it with confidential internal 7-Eleven corporate data so that 7-Eleven Japan could commence and consummate a Tender Offer that would, if successful, terminate 7-Eleven's status as a public Company.

THE PROPOSED ACQUISITION

        41.   On September 1, 2005, the Bloomberg issued a story entitled "Seven-Eleven Japan Seeks to Take Over" 7-Eleven. The release stated:

          Seven-Eleven Japan Co. said Thursday it will launch a $1.2 billion cash Tender Offer for the 27.3 percent stake it doesn't already own in its U.S. affiliate 7-Eleven Inc., in a move to take the world's largest convenience store chain private.

          Seven-Eleven Japan—which is Japan's largest convenience store operator with more than 10,000 locations—is 51 percent owned by Japanese retailer and Denny's franchisee Ito-Yokado.

          The company, which already holds 72.7 percent of the U.S. 7-Eleven, has offered $32.50 a share in cash for the remaining shares. That represents a 15 percent premium over 7-Eleven's Wednesday closing price of $28.34.

          Dallas-based 7-Eleven said in a statement it had appointed a special committee of its board and expects the panel will advise shareholders on or before Sept. 19 on its evaluation of the offer. It operates or franchises approximately 5,800 7-Eleven stores in the United States and Canada.

          Its shares rose $6.32, or 22.30 percent, to close at $34.66 Thursday on the New York Stock Exchange.

          Seven Eleven Japan, based in Tokyo, said that in order to better compete in the market, 7-Eleven must boost investment in its merchandising, store renovation, distribution and logistics systems, and information systems. The increase in investment, however, is likely to result in lower growth and profitability for 7-Eleven in the short term, the company said.

          Seven-Eleven Japan also said it expects that taking 7-Eleven private will help achieve a better-governed group structure. The company expects to begin the tender offer, which doesn't require 7-Eleven board approval, on or about Sept. 6.

        42.   On September 1, 2005, as part of a pre-orchestrated formality, 7-Eleven Japan sent a letter to the Company which stated in part:

        Gentlemen:

          Seven-Eleven Japan Co., Ltd. ("SEJ") is pleased to advise you that it intends, through its wholly owned subsidiary, IYG Holding Company ("IYGHC"), to commence a tender offer for all of the outstanding shares of common stock of 7-Eleven, Inc. (the "Company"), not owned by SEJ and IYGHC, at a purchase price of $32.50 per share in cash. This represents a premium of approximately 15% over the closing price on August 31, 2005. In our view, this price represents a fair price to the Company's shareholders, and this transaction will be mutually beneficial to the Company's shareholders and SEJ.

          The tender offer will be conditioned upon, among other things, the tender of a majority of shares not owned by SEJ and its affiliates and, unless waived, ownership by SEJ of at least 90% of the outstanding Company common stock as a result of the tender or otherwise. Any shares not acquired in the tender offer are expected to be acquired in a subsequent "short form" merger transaction at the same price per share cash price offered in the tender offer. There will be no financing contingency associated with the tender offer.

          In order to maintain SEI's growth and to allow SEI to compete effectively in the increasingly competitive convenience store and retail industry over the long term, SEJ has concluded that SEI must increase its investment in merchandising, store renovation, distribution and logistics systems, and information systems. SEJ believes that SEI is now capable of funding such investment for SEI's future growth from internally generated cash flow. The increase in investment, however, is likely to result in lower growth and profitability for SEI in the short-term. SEJ believes that the offer provides SEI's minority investors an opportunity to avoid risks relating to such lower short-term growth and profitability, and SEJ expects that taking SEI private will also help to achieve a better governed group structure.

          We wish to complete this transaction as quickly as possible.

        43.   The September 1, 2005 letter was false and was designed to provide a justification for 7-Eleven Japan's efforts to subvert the interests of 7-Eleven and its public shareholders. Wall Street analysts publicly criticized the defendants' proposed transaction. For example, on September 1, 2005, Bear Stearns issued a report valuing 7-Eleven's share price 30% higher than the $32.50 per share proposed by defendants, stating:

  In our opinion, SEJ's offer is too low based on the strong growth prospects of Seven Eleven as a market leader in a fragmented industry. The $32.50 offer is 7.8% below the recent high of $35.18 on July 15, 2005. The implied valuation is 6.3x EV/EBITDA on our 2007 estimate. On a PE basis, the offered takeout price is 20x P/E on our 2007 estimate.

* * *

  Our $42 target price represents 7.4x EV/EBITDA valuation off our 2007 estimate.

        44.   On September 9, 2005, to dampen the appearance of impropriety, the Company issued a press release entitled "Special Committee of 7-Eleven Board Retains Greenhill & Co., LLC as Financial Advisor and Weil, Gotshal & Manges, LLP as Legal Advisor to Evaluate Seven-Eleven Japan Co., Ltd.'s Unsolicited Tender Offer." The release stated:

          7-Eleven, Inc. announced today that the special committee of its board of directors has retained Greenhill & Co., LLC as its financial advisor and Weil, Gotshal & Manges, LLP as its legal advisor to assist the special committee with its evaluation of the unsolicited tender offer commenced by Seven-Eleven Japan Co., Ltd. As announced last week, the special committee comprised solely of independent directors of 7-Eleven is analyzing the unsolicited tender offer by Seven-Eleven Japan Co., Ltd. of $32.50 per share in cash for all of the outstanding shares of 7-Eleven's common stock that it does not currently own. On or before September 19, 2005, the special committee will advise shareholders as to whether it recommends acceptance or rejection of the tender offer, expresses no opinion and remains neutral toward the tender offer, or is unable to take a position with respect to the tender offer. At such time, the special committee will include the reasons for its position taken with respect to the tender offer or its inability to take a position. In the meantime, the special committee recommends that shareholders defer making any determination with respect to the Seven-Eleven Japan Co., Ltd. offer until the special committee has made its solicitation/recommendation.

The formation of the so-called "Special Committee" was approved by defendants in order to facilitate 7-Eleven Japan's efforts by adding an aura of objectivity and/or legitimacy to defendants' unlawful efforts.

        45.   On September 12, 2005, Southwest Securities issued a report on 7-Eleven "Maintaining [a] $40 Price Target," and highlighting several key factors which will impact the Company's operations, including:

  *    We believe that the September 2006 expiration of the Citgo agreement is an additional factor that should be considered. We think SE will be in the driver's seat in negotiating a new supply agreement due to its annual sales of over 2.2 billion gallons of gasoline. . . . Gasoline gross profit dollars accounted for 9% of gross profits in FY04.

  *    We are maintaining our STRONG BUY rating and $40 price target, which equates to 8.9x EV/EBITDA valuation of our FY06 EBITDA estimate of $5.30 per share.

POST-OFFER REVELATIONS

        46.   Defendants' purported justification for actions designed to subvert the interests of 7-Eleven not only contradicts the Company's prior statements but is also undermined by the issuance of a September 13, 2005 release which included the Company's August 2005 results (which revealed subsequent to the commencement of the Tender Offer) and stated:

          7-Eleven, Inc. today reported August 2005 sales results. Total August 2005 sales were $1,288.1 million, an increase of 17.9 percent over August 2004 sales of $1,092.1 million. Total merchandise sales for August 2005 were $762.6 million, an increase of 6.1 percent over the August 2004 total of $718.7 million. U.S. same-store merchandise sales for August 2005 increased 4.8 percent, on top of a 2.1 percent increase in August 2004.

          Gasoline sales for August 2005 were $525.5 million, a 40.7 percent increase compared to $373.4 million in the prior-year period. Average gallons sold per store increased 4.4 percent in August 2005 compared to an increase of 3.6 percent in August 2004. The average retail price of a gallon of gasoline for August 2005 was $2.55, compared to $1.89 in August 2004.

        Year-to-Date Results

          The results below compare year-to-date results through August 2005 to the same period last year:

          *    U.S. same-store merchandise sales have grown 5.0 percent, on top of 5.6 percent for 2004.

          *    Merchandise sales total $5,575.2 million, an increase of 5.6 percent.

          *    Gasoline sales total $3,299.3 million, an increase of 19.2 percent.

          *    Average gallons sold per store have increased 1.3 percent, on top of 5.6 percent for 2004.

          *    The average retail price of a gallon of gasoline is $2.19, compared to $1.85 in 2004.

        47.   7-Eleven Japan has presented the Tender Offer as a way for minority investors to avoid the risks associated with what 7-Eleven Japan claims will be slower earnings growth and lower profitability in the short-term due to required increased investment in merchandising, store renovation, distribution, and logistics systems to maintain growth. In troth, defendants are well aware that 7-Eleven has invested hundreds of millions of dollars over the last decade in its technology alone and slower growth and lower profitability are not likely in the near-term. To the contrary, 7-Eleven is positioned to leverage years of investment in technology, distribution and, more recently, investment in field personnel over a much larger store base.

        48.   On September 22, 2005, defendants caused 7-Eleven to recommend that 7-Eleven shareholders not tender their shares at a price $3.50 per share lower than its current trading price. The defendants also caused 7-Eleven to assert that the so-called Special Committee had instructed its "financial and legal advisors" to contact 7-Eleven Japan concerning an increase in the Tender Offer price. Notwithstanding defendants' public statements implying that defendants were engaged in a good faith process on behalf of 7-Eleven and its shareholders, in fact, defendants have been in regular contact with 7-Eleven Japan whose domination of the process is designed to ensure the elimination of 7-Eleven as a publicly traded entity on terms that are unfair and pursuant to a defective process.

DEFENDANTS' SELF-DEALING

        49.   As evidenced by the foregoing, the Individual Defendants breached their fiduciary duties to 7-Eleven, committed gross mismanagement, abused their control of 7-Eleven, and have been unjustly enriched, by, inter alia, knowingly, willfully, and/or intentionally engaging in the misconduct set forth herein; and failing to ensure that public statements disseminated in connection with the applicable Tender Offer by 7-Eleven were not false and misleading statements and did not subject the Company to liability.

        50.   The Individual Defendants, as a result of the substantial financial benefits they received and continue to receive as a result of their positions at 7-Eleven and/or its controlling shareholders, engaged in and/or aided and abetted and/or acquiesced in the wrongful actions complained of herein and resolved all conflicts of interest in favor of themselves in order to advance the interests of 7-Eleven's controlling shareholders and/or to protect and preserve their own financial interests.

        51.   Defendants will cause 7-Eleven to expend significant sums of money as a result of the illegal and improper actions described above. Such expenditures will include, but are not limited to:

          (a)   costs incurred to carry out internal investigations, including fees paid to outside counsel and other advisors for 7-Eleven Japan; and

          (b)   costs and legal fees for defending 7-Eleven, its officers and its directors against private litigation arising from the illegal and improper conduct, including the distribution of false Tender Offer documents as alleged herein.

DERIVATIVE ALLEGATIONS

        52.   Plaintiff brings this action derivatively in the right and for the benefit of 7-Eleven to redress injuries suffered, and to be suffered, by 7-Eleven as a direct result of the breaches of fiduciary duty, violations of law, abuse of control, gross mismanagement, unjust enrichment and constructive fraud, as well as the aiding and abetting thereof, by the defendants. This is not a collusive action to confer jurisdiction on this Court which it would not otherwise have.

        53.   Plaintiff has and will continue to adequately and fairly represent the interests of 7-Eleven and its shareholders in enforcing and prosecuting its rights.

        54.   Plaintiff is and was an owner of the stock of 7-Eleven during all times relevant to the Individual Defendants' wrongful course of conduct alleged herein.

        55.   Plaintiff is aware that a demand was made pursuant to Tex. Bus. Corp. Act art. 5.14, but defendants have failed to comply with said demand. Moreover, as a result of the facts set forth throughout this Petition, defendants failed to respond in good faith to the Article 5.14 demand in part due to:

          (a)   Each of the key officers and directors knew of, actively participated in, and/or directly benefited from the wrongdoing complained of herein. Furthermore, each of the defendants have further facilitated the wrongdoing alleged herein by providing data to and/or retaining a financial advisor for 7-Eleven Japan whose retention mandates that 80% of the advisors' fee would be paid if and only if, 7-Eleven Japan's Tender Offer was successful i.e. that the financial advisor opine that the proposed transaction is "fair" regardless of its actual fairness or lack thereof;

          (b)   Directors of 7-Eleven, as more fully detailed herein, participated in, approved and/or permitted the wrongs alleged herein to have occurred and participated in efforts to conceal or disguise those wrongs from 7-Eleven's stockholders or recklessly and/or negligently disregarded the wrongs complained of herein, and are therefore not disinterested parties;

          (c)   The acts complained of constitute violations of the fiduciary duties owed by 7-Eleven's officers and directors and these acts are incapable of ratification;

          (d)   Each of the officers/directors of 7-Eleven authorized and/or permitted the false statements concerning the rationale for the "squeeze-out" and future of 7-Eleven to be disseminated directly to the public and distributed the same to shareholders and authorized and/or permitted the issuance of various of the false and misleading Tender Offer documents (containing false representations concerning 7-Eleven's expected future performance), and have not attempted to correct the false statements;

          (e)   Any suit by the directors of 7-Eleven to remedy these wrongs would likely expose the Individual Defendants and 7-Eleven to further violations of the securities laws which would result in additional civil actions being filed against one or more of the Individual Defendants. Furthermore, to provide additional incentives to the Individual Defendants not to sue, 7-Eleven Japan has agreed to indemnify each directory in connection with their participation in the alleged wrongdoing;

          (f)    Each member of the 7-Eleven Board is, directly or indirectly, the recipient of remuneration paid by the Company and its controlling shareholder 7-Eleven Japan, the continuation of which is dependent upon their cooperation with the other members of the Board of Directors; and

          (g)   Because of their association as directors and/or present or former employees of 7-Eleven Japan, 7-Eleven and Ito-Yokata, certain of the directors are dominated and controlled so as not to be capable of exercising independent, objective judgment.

REASONABLE DOUBT EXISTS THAT THE 7-ELEVEN BOARD IS
ENTITLED TO THE BUSINESS JUDGMENT PROTECTION

        56.   The Board's participation and/or acquiescence to 7-Eleven Japan's attempted squeeze-out of the minority shareholders was not the product of a valid exercise of business judgment.

        57.   It is appropriate to treat the Individual Defendants as a group for pleading purposes and to presume that the false, misleading and incomplete information conveyed in the Tender Offer materials are the collective actions of the narrowly defined group of defendants identified above. Each of the above officers and/or directors of 7-Eleven, by virtue of their high-level positions with the Company, directly participated in the management of the Company, was directly involved in the day-to-day operations of the Company at the highest levels and was privy to confidential proprietary information concerning the Company, its business, growth, and financial prospects, as alleged herein. Said defendants were directly involved in providing the underlying data, drafting, modifying, supplementing, producing, reviewing and/or filing the Tender Offer documents controlling the false and misleading statements in connection with the attempted squeeze-out of the 7-Eleven shareholders.

FIRST CAUSE OF ACTION

Against All Defendants for Abuse of Control

        58.   Plaintiff incorporates by reference and realleges each and every allegation set forth herein.

        59.   Each defendant had a duty to refrain from abusing their/its power to influence and control material corporate decisions.

        60.   By January 2005, 7-Eleven Japan owned, directly and through its 100% ownership interest in a holding company, approximately 72.7% of the outstanding shares of the Company's common stock. In addition, 7-Eleven Japan owned all of the outstanding 4.5% Convertible Quarterly Income Debt Securities due 2010 of the Company (the "QUIDS"), which are convertible into shares of Company common stock. Thus, 7-Eleven Japan owns, directly and through its 100% ownership interest in a Delaware holding company, approximately 75.7% of the outstanding equity of 7-Eleven. 7-Eleven Japan controls its co-defendants through its equity ownership together with its direct control over the selection and/or retention of each 7-Eleven director, each of whom is, in fact, beholden to 7-Eleven Japan. 7-Eleven Japan is using a Delaware-based company and a wholly owned subsidiary of 7-Eleven Japan to facilitate the consummation of the Tender Offer.

        61.   The Individual Defendants' together with 7-Eleven Japan's conduct constituted an abuse of their ability to control and influence 7-Eleven for which they are legally responsible.

        62.   By reason of the foregoing, 7-Eleven has been harmed and has sustained, and will continue to sustain, irreparable injury for which it has no adequate remedy at law.

SECOND CAUSE OF ACTION

Against All Defendants for Breach of Fiduciary Duty of Candor

        63.   Plaintiff incorporates by reference and realleges each and every allegation set forth herein.

        64.   7-Eleven Japan and the Individual Defendants are in possession of material information concerning 7-Eleven's performance, which information is being concealed from the public shareholders of 7-Eleven. For example, the Individual Defendants and 7-Eleven Japan are concealing material information about the Company, including the assumption and calculations the Company's revenue and EPS estimates for 2005-2010. In addition to failing to disclose important operational data, defendants have also actively concealed the actual value of the Company's real estate interests from 7-Eleven's shareholders other than 7-Eleven Japan. Although the Tender Offer is not in the best interest of 7-Eleven or its public shareholders, each of the defendants has agreed to acquiesce and/or participate in the wrongful conduct because they are directly controlled by 7-Eleven's 75% owner, 7-Eleven Japan. In fact, even when a demand was made upon the Individual Defendants pursuant to Tex Bus. Corp. Act art. 5.14(c) to act in the best interests of 7-Eleven and take immediate steps to stop the Tender Offer, the Individual Defendants failed not only to do so, but to even respond to such demand.

        65.   7-Eleven Japan manufactured its rationale for acquiring the Company for a fraction of its value by explaining:

  [I]in order to better compete in the market, 7-Eleven must boost investment in its merchandising, store renovation, distribution and logistics systems, and information systems. The increase in investment, however, is likely to result in lower growth and profitability for 7-Eleven in the short term, the company said.

        66.   As a result of the tortious conduct described above, the Individual Defendants have made, or aided and abetted the making of false statements, despite the defendants' fiduciary duties to, inter alia, disclose the true facts regarding 7-Eleven and the Individual Defendants' knowledge of 7-Eleven

Japan's desire to conduct the Tender Offer and thus have committed and/or aided and abetted constructive fraud.

        67.   The public representations discussed above were false and materially misleading as earlier alleged. Plaintiff and other shareholders of 7-Eleven reasonably relied upon the honesty and integrity of the Individual Defendants as corporate officers and directors.

        68.   By reason of the foregoing, 7-Eleven has sustained, and will continue to sustain, irreparable injury for which it has no adequate remedy at law.

THIRD CAUSE OF ACTION

Against All Individual Defendants for Gross Mismanagement

        69.   Plaintiff incorporates by reference and realleges each and every allegation set forth herein.

        70.   As detailed more fully herein, the defendants each have and had a duty to 7-Eleven and its shareholders to prudently supervise, manage and control 7-Eleven's operations.

        71.   The defendants, by their actions, either directly or through aiding and abetting, abandoned and abdicated their responsibilities and duties with regard to prudently managing the assets of 7-Eleven in a manner consistent with the operations of a publicly held corporation.

        72.   By subjecting 7-Eleven to an acquisition for a fraction of its value and while using false information in connection therewith, defendants breached their duties of due care and diligence in the management and administration of 7-Eleven's affairs and in the use and preservation of 7-Eleven's assets.

        73.   The Individual Defendants caused the Company to engage in this misconduct and are/were aware of false statements used to induce the tender of the minority interest in connection with the Tender Offer. During the course of the discharge of their duties, these defendants knew or should have known of the unreasonable risks, yet these defendants engaged in this wrongdoing which these defendants knew had an unreasonable risk of causing the loss of 7-Eleven's access to the public markets, thus breaching their duties to both 7-Eleven and its shareholders. As a result, the Individual Defendants grossly mismanaged or aided and abetted the gross mismanagement of a defective Tender Offer for 7-Eleven and by facilitating the issuance of false Tender Offer documents which the Individual Defendants knew would likely lead to litigation.

        74.   As a proximate result thereof, 7-Eleven has been damaged and will continue to suffer damages, and has sustained and will continue to sustain irreparable injury for which it has no adequate remedy at law.

FOURTH CAUSE OF ACTION

Against All Individual Defendants for Breach of Fiduciary Duty

        75.   Plaintiff incorporates by reference and realleges each and every allegation set forth herein.

        76.   The Individual Defendants knowingly, willfully, and/or intentionally have engaged in a scheme to undermine the interests of 7-Eleven and its public shareholders. As officers and/or directors of a publicly held company, the Individual Defendants had a duty to protect the interests of 7-Eleven, including an obligation to ensure that accurate and truthful information was promptly and/or to correct false information disseminated by 7-Eleven Japan and/or their co-defendants with respect to 7-Eleven's operations, financial condition and earnings, especially its prospects in light of the fact that defendants are causing, enabling and/or participating in a Tender Offer to eliminate the minority interest in the Company. The Individual Defendants instead concealed their wrongdoing or acquiesced to such concealment and, as a result thereof, disseminated false and misleading statements and reports about 7-Eleven's prospects including a fabrication of its expected expenses.

        77.   The Individual Defendants, in their roles as executives and directors of 7-Eleven, participated in and/or knowingly acquiesced to the acts of wrongdoing alleged herein, and knowingly, willfully, and/or intentionally disregarded adverse facts known to them, and did nothing to reveal them. They thereby breached their fiduciary duties of care, loyalty, accountability and disclosure to 7-Eleven and its shareholders and have exposed 7-Eleven to liability from, inter alia, shareholder suits which may be brought on behalf of victims whose shares will be stripped from their hands or otherwise induced to tender their shares, via false and misleading Tender Offer documents.

        78.   The Individual Defendants owed a fiduciary duty to supervise the issuance of 7-Eleven's public statements and filings to ensure that they conformed with applicable law. The defendants breached their fiduciary duty by failing to properly supervise and monitor 7-Eleven's business practices and by allowing misleading statements and filings to be made and disseminated in the Tender Offer documents. As a result of this failure, including the failure to disclose the true reasons for 7-Eleven Japan's Tender Offer, these defendants have caused 7-Eleven to be subject to lawsuits filed by purchasers of 7-Eleven securities who will suffer losses as a result of the defendants' misconduct.

        79.   7-Eleven Japan, the owner of more than 75% of the equity of 7-Eleven, dominates the 7-Eleven Board by having at least six of its designees on the 7-Eleven Board. 7-Eleven Japan is in possession of material information concerning 7-Eleven's financial projections for 2005-2010, including the impact of a revised Citgo agreement (renegotiating in September 2006), royalty revenue from emerging markets (i.e., store growth in Beijing and Guandong, China), the Company's new Model Market/Retailer Initiative Program, distribution leverage from the Company's Combination Distribution Center, the Company's newly defined "Fresh Food" opportunity, together with the Company's control of the 7-Eleven brand. In addition to failing to disclose important operational data, 7-Eleven Japan has also actively concealed the actual value of the Company's real estate holdings from 7-Eleven's minority shareholders. Moreover, 7-Eleven Japan, through its false/defective Tender Offer documents which defendants assisted in compiling attempt to induce the Company's shareholders into believing that the Tender Offer is in the best interest of 7-Eleven and its public shareholders when defendants and 7-Eleven Japan are fully aware that its proposed Tender Offer, if consummated, is not.

        80.   The defendants, collectively, have breached and/or aided and abetted breaches of fiduciary duties owed to 7-Eleven and its shareholders.

        81.   As a direct result of the defendants' conduct, 7-Eleven will suffer irreparable harm if the Tender Offer and subsequent short form merger proceed.

FIFTH CAUSE OF ACTION

Against All Defendants for Aiding and Abetting

        82.   Plaintiff incorporates by reference and realleges each and every allegation set forth herein.

        83.   7-Eleven Japan and the Individual Defendants each knew or consciously disregarded the applicable duties, including fiduciary duties, governing the defendants' conduct. In pursuing the unlawful plan to cash out 7-Eleven's public stockholders for grossly inadequate consideration, 7-Eleven Japan violated applicable law by aiding and abetting the other defendants' breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

        84.   In fact, instead of attempting to protect 7-Eleven and its interests, 7-Eleven Japan and the Individual Defendants orchestrated a plan which violates applicable law.

        85.   By reason of the foregoing, 7-Eleven has been injured, and will continue to sustain, irreparable injury, by virtue of 7-Eleven Japan and the Individual Defendants aiding and abetting their co-defendants' violations of applicable law, for which it has no adequate remedy at law.

PRAYER FOR RELIEF

        WHEREFORE, plaintiff demands relief, in favor of the Company and against defendants as follows:

        A.    Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Tender Offer and subsequent merger on the terms proposed;

        B.    Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of 7-Eleven and the Company's shareholders;

        C.    Rescinding, to the extent already implemented, the Tender Offer or any of the terms thereof;

        D.    Imposition of a constructive trust, in favor of plaintiff, on behalf of the Company, upon any benefits improperly received by defendants as a result of their wrongful conduct;

        E.    Awarding plaintiff the costs associated with the prosecution of this action, including reasonable attorneys' and experts' fees; and

        F.    Granting such other and further equitable relief as this Court may deem just and proper.

JURY TRIAL DEMANDED

        Plaintiff hereby demands a trial by jury.

DATED: September 22, 2005	PROVOST & UMPHREY LAW FIRM, LLP JOE KENDALL State Bar No. 11260700
/s/ Joe Kendall w/ permission by [Illegible] JOE KENDALL
3232 McKinney Avenue, Suite 700 Dallas, TX 75204 Telephone: 214/744-3000 214/744-3015 (fax)

LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP
WILLIAM S. LERACH
DARREN J. ROBBINS
RANDALL J. BARON
STEPHEN J. ODDO
401 B Street, Suite 1600
San Diego, CA 92101-4297
Telephone: 619/231-1058
619/231-7423 (fax)
Attorneys for Plaintiff

QuickLinks

  Exhibit (a)(5)(vii)
SHAREHOLDER DERIVATIVE PETITION FOR BREACH OF FIDUCIARY DUTY
INTRODUCTION
JURISDICTION AND VENUE
THE PARTIES
CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION
BACKGROUND TO THE PROPOSED ACQUISITION
THE PROPOSED ACQUISITION
POST-OFFER REVELATIONS
DEFENDANTS' SELF-DEALING
DERIVATIVE ALLEGATIONS
REASONABLE DOUBT EXISTS THAT THE 7-ELEVEN BOARD IS ENTITLED TO THE BUSINESS JUDGMENT PROTECTION
FIRST CAUSE OF ACTION
SECOND CAUSE OF ACTION
THIRD CAUSE OF ACTION
FOURTH CAUSE OF ACTION
FIFTH CAUSE OF ACTION
PRAYER FOR RELIEF
JURY TRIAL DEMANDED